

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Andrew Rasdal
Chief Executive Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, California 92008

      Re: Obalon Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed August 31, 2018
          File No. 333-227160

Dear Mr. Rasdal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at 202-551-3498 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: B. Shayne Kennedy